EXCEED COMPANY LTD TO ATTEND THE RODMAN & RENSHAW
GLOBAL INVESTMENT CONFERENCE

Fujian, China — September 1, 2010 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS” or the “Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today announced that Mr. Terence Wong, the Company’s Chief Financial Officer, will attend the Rodman & Renshaw Global Investment Conference to be held on September 12-15, 2010, at the New York Palace Hotel, in New York, NY.

Mr. Wong will present on Tuesday, September 14, 2010 at 5:20 p.m. Eastern time in the Kennedy II Salon on the 4th floor and will be available to meet with investors throughout the day.

For further information, including presentations for download, please visit the Company’s website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Pamela Leung
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com